Exhibit 11.2

CPI Corp.
Computation of Per Common Share Earnings (Loss) - Basic
(Unaudited)

thousands, except share and per share data	12 Weeks Ended

	April 30, 2005	May 1, 2004

Basic:
Net loss applicable to common shares:
From continuing operations	$(2,058)	$(7,649)
From discontinued operations	—	(1,149)

Net loss	$(2,058)	$(8,798)

Shares:
Weighted average number of common
shares outstanding	18,449,151	18,366,028
Less: Treasury stock - weighted average	(10,639,543)	(10,265,456)

Weighted average number of common and
common equivalent shares outstanding	7,809,608	8,100,572

Net loss per common and common equivalent
shares:
From continuing operations	$(0.26)	$(0.95)
From discontinued operations	—	(0.14)

Net loss	$(0.26)	$(1.09)